FOR IMMEDIATE RELEASE

Contact:

Dan Goldstein, Chairman, Formula Systems (1985) Ltd.

011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.

203-255-7902

FORMULA SYSTEMS (1985) LTD. ANNOUNCES A PRIVATE PLACEMENT OF $36 MILLION TO AN ENTITY ESTABLISHED BY FIMI AND DAN GOLDSTEIN

Herzliya, Israel, December 29, 2004 – Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that it has concluded negotiations with FIMI, regarding a private placement of 2,400,000 Formula shares. The shares will be issued to an entity which will be established by Dan Goldstein, Formula’s CEO and Chairman of the Board, and FIMI Opportunity Fund and parties related to it, in equal parts. Prior to the private placement, Dan Goldstein also will transfer to the joint entity all of his 2,000,000 shares of Formula.

The price per share in these transactions will be $15 (the closing price of Formula shares on December 28, 2004), for a total of $36 million to be paid to Formula in the private placement.

Following the transactions, the joint entity will hold a total of 4,400,000 Formula shares, which shall constitute a controlling interest comprising of approximately 33% of Formula’s outstanding shares. The joint entity also intends to purchase Dan Goldstein’s shares in Formula Vision Technologies (F.V.T.) Ltd. (a subsidiary of Formula).

The private placement was approved unanimously by the Formula’s Audit Committee and Board of Directors. The closing of the private placement is subject to certain conditions, such as the execution of definitive agreements, the approvals of the applicable corporate bodies of FIMI, and the approval of the shareholders of Formula (including special approval of the non-interested shareholders).

Dan Goldstein, Chairman and CEO of Formula, said: “In addition to the massive investment of cash into the Company, we believe that the addition of a reputable investor such as FIMI, with proven abilities and significant financial resources, will contribute to and upgrade the Company’s operations, help in the crystallization of the Company’s new strategy, and at the end of the day will add value to the Company’s shareholders. I am enthusiastic to continue in my roles in the Company together with my new partners, whose business record and potential contribution to Formula I deeply appreciate.”

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems (1985) Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

FIMI Opportunity Fund is the first investment fund in Israel to offer “one-stop-shop”, for buy-outs and mezzanine financing.

The fund has a diversified portfolio, whereas the investments are in matured companies, with proven track record of revenues, positive cash flow significant profitability and strong management.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statement contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: successful consumption of the transactions contemplated in this press release, market demand for the companies’ products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent annual report on Form 20-F. Formula undertakes no obligation to publicity release any revision to any forward looking statement.